09058065

SECU[...]SSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450

(No. and Street)

Los Angeles	**CA**	**90017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy **(213) 402-1563**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Kevin Murphy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

State of California
County of Los Angeles

Subscribed and sworn to before me this 26th day of February 2009 .

Notary Public

RABSY COLLINS
COMM. #1735748
Notary Public-California
ORANGE COUNTY
My Comm. Exp. March 31, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC TRANSACTION CLEARING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Board of Directors
Electronic Transaction Clearing, Inc.

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 18, 2009

Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 967,186
Deposits with clearing and depository organizations	60,000
Prepaid expense	64,579
Other deposits and receivables	14,311
Furniture and office equipment, net	151,963
Deferred tax asset	803,221
Total assets	$ 2,061,260

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 43,200
Subordinated borrowings	500,000
Total liabilities	543,200
Stockholders' equity:	
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,621,209 shares issued and outstanding	4,621
Additional paid-in capital	2,776,607
Retained earnings (deficit)	(1,263,168)
Total stockholders' equity	1,518,060
Total liabilities and stockholders' equity	$ 2,061,260

See Accompanying Notes to the Statement of Financial Condition

Electronic Transaction Clearing, Inc.
Notes to the Statement of Financial Condition
December 31, 2008

1. Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. In 2008, the Company registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15(B) of the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange, Chicago Board Stock Exchange, National Stock Exchange, NASDAQ, BATS Exchange, NYSE Alternext, and NYSE Arca. In July, 2008, the Company became a member of the National Securities Clearing Corporation and a participant in the Depository Trust Company. During 2008, the Company had no customer activity and did not generate revenues. The Company expects to start revenue-generating activity in the first quarter of 2009.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Furniture and Office Equipment, net

Furniture and office equipment is recorded at cost, net of accumulated depreciation of $28,835. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, establishes new guidance on recognition and measurement of uncertain tax positions for financial reporting purposes. Management has deferred application of FIN 48 until 2009 pursuant to FASB Staff Position 48-3. Management believes the Company has no tax positions that would be subject to recognition or measurement under FIN 48 and does not expect application of FIN 48 to have a material impact on the financial statements.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Related Party Transactions

In November 2007, the Company entered into a one-year agreement with Aequitas Capital Management, Inc. (Aequitas), an affiliate of a stockholder of the Company, to provide certain advisory services. A board member of the Company is also the president of the Aequitas entities.

One of the largest stockholders of the Company is owned and managed by two key employees of the Company.

3. Deposits with Clearing and Depository Organizations

Under the Company's clearing agreements with The Depository Trust Company (DTC) and The National Securities Clearing Corporation (NSCC), a minimum deposit of $10,000 is required to be held with each clearing organization. As of December 31, 2008, the Company had $10,000 and $50,000 on deposit with DTC and NSCC, respectively.

4. Subordinated Borrowings

On September 22, 2008, the Company entered into a subordinated loan agreement with Kayo Financial LLC, a stockholder of the Company. The agreement expires on September 21, 2009 and is payable in full upon maturity. Loans outstanding under the agreement bear interest at 12% per annum, which is payable on a monthly basis. At December 31, 2008, the outstanding loan balance amounted to $500,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule.

5. Lease Obligations

The Company operates from a leased office space in Los Angeles. The current office lease expires in December 2012. Upon expiration of the initial term, the Company has an option to extend the lease for an additional five years with an annual increase of 3.5% in lease payments.

In October 2008, the Company entered into a Commercial Vehicle Lease Agreement with U.S. Bancorp Business Equipment Finance Group for a term of 60 months at $1,320 per month. The Company leases these two vehicles for use by its two officers.

The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Auto	Total
December 31, 2009	$ 130,100	$ 15,800	$ 145,900
December 31, 2010	134,600	15,800	150,400
December 31, 2011	139,300	15,800	155,100
December 31, 2012	144,200	15,800	160,000
December 31, 2013	-	12,200	12,200
	$ 548,200	$ 75,400	$ 623,600

6. Line of Credit

The Company has a $250,000 revolving business line of credit with Bank of America that expires on August 1, 2009. Interest is charged at the bank's prime rate plus two percent. At December 31, 2008, the interest rate was 2.96%, and there were no borrowings on the line of credit during 2008. This line of credit is secured by a $250,000 one year certificate of deposit issued by the bank.

7. Capital Stock

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share.

On January 14, 2008, the Company issued another 757,575 shares of its common stock at $1.32 per share for a total consideration of $999,999.

8. Stock Incentive Plan

The Company has reserved 500,000 shares of common stock for issuance to officers, directors, employees and consultants of the Company pursuant to the 2007 Stock Incentive Plan. As of December 31, 2008, no shares of common stock have been issued under this Plan.

9. Income Taxes

The deferred tax asset relates primarily to net operating losses carried forward, and the temporary differences of the depreciation of furniture and office equipment, organizational costs and accumulated amortization, and prepaid expenses and vacation liability accrued between financial reporting and tax reporting. At December 31, 2008, the deferred tax asset balance was $803,221.

The Company has recorded a deferred tax asset for the expected future benefit of net operating losses carried forward of $2,110,335 and $2,057,547, for Federal and State purposes, respectively, at December 31, 2008. These net operating losses will expire between the years 2019 and 2029. The Company expects to generate sufficient income in future years to utilize the full amount of the losses carried forward. Accordingly, there is no valuation allowance at December 31, 2008.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and 15 to 1 thereafter. At December 31, 2008, the Company had net capital of $977,804 which was $877,804 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0442 to 1.

Under NSCC's Rules and Procedures for financial and operational requirements, the Company is required to maintain its excess net capital of at least $1,000,000 over the required minimum net capital. As of December 31, 2008, the Company had excess net capital of $877,804, which was below $1,000,000. The Company notified NSCC on January 9, 2009 and subsequently ensured that it was in compliance with NSCC excess net capital requirements.

11. Subsequent Event

In January 2009, the Company issued 53,846 shares of its common stock at $6.50 per share for a total consideration of $349,999.